Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

March 2, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Enterprise Products Partners L.P. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 2, 2015.   The disclosure can be found beginning on page 46 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

/s/ Christopher S. Wade
________________________________________
Name:            Christopher S. Wade
Title:            Corporate Counsel

cc:                Michael A. Creel
W. Randall Fowler
Michael J.  Knesek
Craig W. Murray